LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729



March 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Releases of March 22, 2006

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution**
- **Legacy Hotels Real Estate Investment Trust Announces Appointment of Independent Trustee**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST



By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729



LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES QUARTERLY DISTRIBUTION

TORONTO, March 22, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a first quarter distribution of $0.08 per unit to unit holders of record as of March 31, 2006. Payment will be made on or about April 20, 2006.

Legacy has determined that the taxable portion of distributions paid in 2005 was 50%. The balance of the distributions was a return of capital thus reducing, for tax purposes, the adjusted cost base of a unit. Legacy currently expects a similar tax allocation for distributions paid in 2006.

Legacy will release its first quarter results on April 28, 2006 to be followed by its annual general meeting at 10:00 a.m. Eastern time at The Fairmont Royal York in Toronto.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

File No. 82-34729



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES APPOINTMENT OF INDEPENDENT TRUSTEE

TORONTO, March 22, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) is pleased to announce the appointment of Mr. Jonathan Wener to Legacy's Board of Trustees. Mr. Wener brings over 35 years of diversified real estate experience in the commercial, industrial, retail, residential, recreational and hotel sectors.

Mr. Wener is Chairman, Chief Executive Officer and principal shareholder of Canderel Management Inc., a real estate company that provides comprehensive real estate development, property management and asset management services.

Mr. Wener is the founding President of the Urban Development Institute of Quebec. He is a member of a number of community, business and charitable boards including his role as Vice Chairman of the Board of Governors of Concordia University and the foundation for the Montreal Museum of Fine Arts. In October 2003, Mr. Wener was appointed as a member of the Order of Canada.

Mr. Wener also sits on the Board of Directors of Laurentian Bank of Canada and is an active member of the board of a number of early stage high-tech, communication and manufacturing companies.

Mr. Wener holds a Bachelor of Commerce degree from Concordia University.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca